Exhibit 99.1

Notice of Annual General Meeting

7 May 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN ("Silence" or "the Company"), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced that this year's Annual General Meeting ("AGM") of the Company will be held on 15 June 2021 at 72 Hammersmith Road, London W14 8TH at 12:00 p.m. (noon) (BST).

The Notice of AGM has been posted to shareholders and will be made available on the Company's website today.

Due to the restrictions on movement and gatherings imposed by the UK Government in response to the COVID-19 pandemic, shareholders, advisers and other guests will not be allowed to attend the AGM in person and anyone seeking to attend the meeting will be refused entry. As such, shareholders should note they are not entitled to attend the AGM in person unless notified otherwise via the Company’s website at https://www.silence-therapeutics.com and via RNS announcement.

Shareholders are strongly encouraged to therefore submit their votes, in respect of all matters of business, via proxy as early as possible. Shareholders should appoint the Chairman of the meeting as their proxy. If a shareholder appoints someone else as their proxy, that proxy will not be able to attend the AGM in person and cast the shareholder’s vote.

In light of the fact that we are holding a closed AGM due to ongoing COVID-19 restrictions, we are pleased to be able to provide a facility for shareholders to access the AGM remotely and follow the business of the AGM by webcast, together with facilities for shareholders to submit questions by email in advance or live during the webcast.  Shareholders should refer to the Notice of AGM for details.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.